Confidential Treatment of Portions

of this Letter Has Been Requested

by Bank of America Corporation

Pursuant to 17 C.F.R. § 200.83.

Asterisks denote such omissions.

October 17, 2007

Mr. Donald A. Walker

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F-Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
File Number: 1-6523

Dear Mr. Walker:

We have received and reviewed your letter dated October 3, 2007. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Consolidated Financial Statements

Note 4 – Derivatives, page 108

1.	We note your response to comment one of our letter dated July 20, 2007 and specifically your response to the portion of the comment where we questioned whether you had missed any of your forecasts. Given the information contained in your response, please describe how you enhanced your forecast process, including describing any new controls you put into place, to show you have the ability to continue forecasting cash flows.

Response:	[*** Redacted ***]

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

2.	We note your response to comment two of our letter dated July 20, 2007. Please provide us with an example for a specific cash flow hedge of how you determine hedgeable cash flows over a ten-year period, including how you apply your haircuts. For this example, show us how the actual hedgeable cash flows compared to the forecasted cash flows over the period in which the hedge was in place.

Response:	[*** Redacted ***]

3.	Please tell us how you account for the derivatives in your rollover cash flow hedging strategies using the first payments approach. Specifically, based on your example documentation, you appear to use various receive fixed 3-month LIBOR swaps to hedge the cash flows associated with the rollover of reverse repurchase agreements. Please tell us whether the cash flow layers hedged by your swaps change as swaps mature or are terminated. For example, based on your documentation, tell us what happens when a derivative hedging a lower layer of cash flows is terminated or matures. Your response should discuss whether your policy requires you to designate or redesignate existing relationships when the layer being hedged by a specific derivative is changed and the basis for your conclusion.

Response:	[*** Redacted ***]

4.	Please tell us whether you have any hedging relationships where you are hedging interest rate risk for the forecasted issuances of deposit products arising from a rollover strategy, consistent with the strategy outlined in DIG Issue G19 and G26. Specifically, tell us whether this strategy is applied to any deposit products, such as money market accounts or sweep accounts. If so, please tell us how you concluded that these products qualified for benchmark interest rate hedging given the restriction in paragraph 29(h) of SFAS 133.

Response:	[*** Redacted ***]

5.	We note that you use the hypothetical derivative method in DIG Issue G7 to measure hedge ineffectiveness. Please tell us whether you consider payment date differences as a source of ineffectiveness under this method.

Response:	[*** Redacted ***]

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

6.	We note your response to comment nine of our letter dated July 20, 2007 and specifically the portion of your response that begins with “For operational convenience.” Please clarify what is meant by this statement and elaborate on how your methodology complies with DIG Issue H8.

Response:	[*** Redacted ***]

Form 10-Q for the [Quarterly Period Ended June 30, 2007]:

Consolidated Financial Statements

Note 14 – Fair Value Disclosures, page 24

7.	Please tell us and disclose in future filings why you reclassified substantially all of your available-for-sale debt securities from Level 1 to Level 2 measured instruments.

Response:	The available-for-sale debt securities reclassified from Level 1 to Level 2 consisted primarily of U.S. Government and agency mortgage-backed debt securities, including securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Government National Mortgage Association (Ginnie Mae).

We did not change the methodology used to measure fair value for these securities. However, subsequent to filing the Corporation’s Form 10-Q for the first quarter of 2007, we concluded that we should reconsider our initial classification of these securities as Level 1.

We measure the fair value of U.S. Government and agency mortgage-backed securities using quoted prices for similar securities in lieu of broker quotes for the identical securities because, given the size and breadth of our portfolio, broker quotes are not readily available for all of the mortgage-backed securities on a timely basis. This methodology is consistent with paragraph 25 of SFAS 157 which permits the use of an alternative pricing method that does not rely exclusively on quoted prices as a practical expedient.

We will include the following statement in our Form 10-Q for the period ended September 30, 2007:

Certain securities, primarily U.S. Government and agency mortgage-backed securities, had been classified as Level 1 measurements at March 31, 2007. We subsequently determined that these securities are more appropriately classified as Level 2 measurements. This change in classification did not impact the recorded fair value of the securities.

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

ALM/All Other

Three Months Ended June 30, 2007 Compared to Three Months Ended June 30, 2006, page 79

8.	We note your response to comment 11 of our letter dated July 20, 2007. Your disclosure indicates that the $600 million increase in value is related to the July sale of private equity funds including the associated unfunded equity investment commitments to Conversus Capital. Please demonstrate for us how the sales price for the private equity funds and the associated unfunded equity investment commitments was determined, including the following in your analysis:

• the sum of the equity funds’ March 31, 2007 net asset values as reported by the GP of the funds;

Response:	The sum of the equity funds’ March 31, 2007 net asset values as reported by the General Partners (GPs) was $2.2 billion. The GPs do not report a value for the unfunded commitments.

• the adjustments for subsequent capital calls and distributions through the date of the sale;

Response:	The GP reported net asset values at March 31, 2007 of $2.2 billion were increased by $75 million for capital calls and reduced by $322 million for distributions, from April 1, 2007 through July 5, 2007, resulting in a $1.9 billion value.

• the fair value attributed to the unfunded equity investment commitments;

Response:	Bank of America, Oak Hill Investment Management, L.P (Oak Hill), an independent third party wealth and asset manager, and Conversus Capital, L.P. (Conversus) did not ascribe a fair value to the unfunded equity investment commitments, which is consistent with standard industry practice.

• how the value attributed to the unfunded equity investment commitments was determined;

Response:	See above response.

• how the limitations of the limited partnership investments described in your response were considered in determining the sales price;

Response:	[*** Redacted ***]

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

• how Conversus Capital’s structure specifically overcomes the limitations you described;

Response:	[*** Redacted ***]

• the parties explicitly involved in determining and approving the sales price; and

Response:	[*** Redacted ***]

• how the strategic investors implicitly validated the sales price.

Response:	[*** Redacted ***]

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (the Commission) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. John James, Corporate Controller, at 980.387.4997 or Mr. Randy Shearer, Financial Reporting and Policy Executive, at 980.388.8433.

Sincerely,

Joe L. Price
Chief Financial Officer

cc:	Timothy J. Mayopoulos, Executive Vice President and General Counsel
Steven O. Swyers, Partner, PricewaterhouseCoopers LLP

Rule 83 Confidential Treatment

Request Made by

Bank of America Corporation

ATTACHMENT 1 – Illustrative Example of Hedge of Daily Repurchase Agreements in CIMS (Response to Comment 2 and Comment 3)

The diagram below illustrates all active hedges of daily repurchase agreements, our forecast of daily repurchase agreements for the hedge periods, and our actual balances through the current period (which are in excess of the amount required for the derivative trades). The process illustrated in this diagram is representative of how we track forecasted cash flows for our LIBOR-based cash flow hedging program, including 10 year hedges when they exist.

[*** Redacted ***]